The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities described herein and are not soliciting offers to buy such securities in any jurisdiction where such offer or sale is not permitted.

As Filed Pursuant to Rule 424(b)(2)
Registration No. 333-170735

SUBJECT TO COMPLETION, DATED APRIL 16, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated November 19, 2010)

ATLAS PIPELINE PARTNERS, L.P.

10,300,000 COMMON UNITS

$             PER COMMON UNIT

We are offering to sell 10,300,000 of our common units representing limited partner interests.

Our common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “APL.” The last reported sales price of our common units on the NYSE on April 15, 2013 was $34.80.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Us (Before Expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,545,000 common units on the same terms and conditions set forth above.

Investing in our common units involves certain risks. See “Risk Factors” on page S-10 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the common units is expected to be made on or about April     , 2013.

Joint Book-Running Managers

Citigroup	BofA Merrill Lynch	Deutsche Bank Securities

J.P. Morgan	Morgan Stanley	Wells Fargo Securities

The date of this prospectus supplement is April     , 2013

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

To the extent any inconsistency or conflict exists between (i) the information included in or incorporated by reference into this prospectus supplement and (ii) the information included in or incorporated by reference into the accompanying prospectus, the information included in or incorporated by reference into this prospectus supplement updates and supersedes the information included in or incorporated by reference into the accompanying prospectus. In addition, any statement in a filing that we make with the SEC that adds to, updates or changes information contained in an earlier filing that we made with the SEC shall be deemed to modify and supersede such information in the earlier filing.

Unless otherwise noted or indicated by the context, in this prospectus supplement:

•	the terms “the Partnership,” “we,” “our” and “us” refer to Atlas Pipeline Partners, L.P. and its subsidiaries;

•	the term “our general partner” refers to Atlas Pipeline Partners GP, LLC, a wholly-owned subsidiary of Atlas Energy, L.P. (“Atlas Energy” NYSE: ATLS);

•	we refer to natural gas liquids, such as ethane, propane, normal butane, isobutane and natural gasoline, as “NGLs”;

•

we refer to billion cubic feet as “Bcf,” million cubic feet as “MMcf,” thousand cubic feet as “Mcf,” million cubic feet per day as “MMcfd,” thousand cubic feet per day as “Mcfd,” barrels as “Bbl,” barrels per day as “Bbld,” British Thermal Unit as “Btu” and million British Thermal Units as “MMbtu”;

•	we refer to gallons per minute as “GPM”;

•	references to our operations and results do not include the assets and operations that we expect to acquire from TEAK Midstream Holdings, LLC; and

•	references to “as adjusted” mean financial results which are presented on an as adjusted basis, as described in “Capitalization.”

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain sections of this prospectus supplement and the accompanying prospectus contain statements reflecting our views about our future performance and constitute “forward-looking statements.” We and our representatives may, from time to time, make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to security holders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of us or any subsidiary, events or developments that we expect or anticipate would occur in the future are forward-looking statements.

These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider the various factors, including those discussed in our Annual Report on Form 10-K for the year ended December 31, 2012, under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Critical Accounting Policies and Estimates,” which is on file with the SEC, for additional factors that may affect our performance. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update any forward-looking statements as a result of new information, future events or otherwise.

S-ii

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read carefully this entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and the other documents to which we refer herein and therein for a more complete understanding of this offering.

Please read “Risk Factors” page S-10 of this prospectus supplement and on page 2 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our subsequent filings with the SEC, each of which is incorporated by reference herein, for information regarding risks you should consider before investing in our common units.

The Partnership

We are a publicly-traded Delaware limited partnership formed in 1999 whose common units are listed on the New York Stock Exchange under the symbol “APL.” We are a leading provider of natural gas gathering, processing and treating services primarily in the Anadarko, Arkoma and Permian Basins located in the southwestern and mid-continent regions of the United States; a provider of natural gas gathering services in the Appalachian Basin in the northeastern region of the United States and a provider of NGL transportation services in the southwestern region of the United States.

We conduct our business in the midstream segment of the natural gas industry through two reportable segments: Gathering and Processing; and Transportation, Treating and Other.

Our Gathering and Processing segment consists of (1) our Arkoma, WestOK, WestTX and Velma operations, which are comprised of natural gas gathering and processing assets servicing drilling activity in the Anadarko, Arkoma and Permian Basins; and (2) natural gas gathering assets located in the Barnett Shale play in Texas and the Appalachian Basin in Tennessee. Gathering and Processing revenues are primarily derived from the sale of residue gas and NGLs and the gathering and processing of natural gas.

Our Gathering and Processing operations, as of December 31, 2012, own, have interests in and operate twelve natural gas processing plants with aggregate capacity of approximately 1,090 MMcfd located in Oklahoma and Texas; a gas treating facility located in Oklahoma; and approximately 10,100 miles of active natural gas gathering systems located in Oklahoma, Kansas, Tennessee and Texas. Our gathering systems gather natural gas from oil and natural gas wells and central delivery points and deliver this gas to processing plants, as well as third-party pipelines.

Our Transportation and Treating operations, as of December 31, 2012, consist of (1) seventeen gas treating facilities used to provide contract treating services to natural gas producers located in Arkansas, Louisiana, Oklahoma and Texas; and (2) a 20% interest in West Texas LPG Pipeline Limited Partnership, which we refer to as WTLPG, which owns a common-carrier pipeline system that transports NGLs from New Mexico and Texas to Mont Belvieu, Texas for fractionation. WTLPG is operated by Chevron Pipeline Company, an affiliate of Chevron Corporation (NYSE: CVX), which owns the remaining 80% interest.

Our Operations

We own and operate approximately 10,100 miles of intrastate natural gas gathering systems located in Oklahoma, Kansas, Tennessee and Texas, as of December 31, 2012. We also own and operate twelve natural gas processing facilities and one treating facility located in Oklahoma and Texas. Our gathering, processing and treating assets service long-lived natural gas regions, including the Permian, Anadarko and Appalachian Basins. Our systems gather natural gas from oil and natural gas wells; process the raw natural gas into residue gas by extracting NGLs and removing impurities; and transport natural gas to interstate and public utility pipelines for delivery to customers. In the aggregate, our gathering, processing and treating systems have approximately 8,600 receipt points, consisting primarily of individual well connections and, secondarily, central delivery points, which are linked to multiple wells. Our gathering systems interconnect with interstate and intrastate natural gas pipelines operated by El Paso Natural Gas Company; Enogex LLC; Kinder Morgan Texas Pipeline; Natural Gas Pipeline Company of America; Northern Natural Gas Company; ONEOK Gas Transportation, LLC; Panhandle Eastern Pipe Line Company, LP; and Southern Star Central Gas Pipeline, Inc. Our processing facilities are connected to NGL pipelines operated by Chaparral Pipeline Company, L.P.; Lone Star NGL LLC; ONEOK Hydrocarbon, L.P. and WTLPG.

Gathering Systems

WestOK.    The WestOK gathering system is located in north central Oklahoma and southern Kansas’ Anadarko Basin. As of December 31, 2012, the gathering system had approximately 5,400 miles of active natural gas gathering pipelines with approximately 4,500 receipt points. The primary producers on the WestOK gathering system include Chesapeake Energy Corporation and SandRidge Exploration and Production, LLC.

WestTX.    The WestTX gathering system, which we operate and in which we have an approximate 72.8% ownership, as of December 31, 2012, had approximately 3,300 miles of active natural gas gathering pipelines and approximately 3,100 receipt points located across seven counties within the Permian Basin in West Texas. Pioneer Natural Resources Company (NYSE: PXD), or Pioneer, the largest active driller in the Spraberry Trend and a major producer in the Permian Basin, owns the remaining interest in the WestTX system. The primary producers on the WestTX gathering system include COG Operating, LLC; Endeavor Energy Resources, LP; and Pioneer.

Velma.    The Velma gathering system is located in the Golden Trend and near the Woodford Shale areas of southern Oklahoma. As of December 31, 2012, the gathering system had approximately 1,200 miles of active pipelines with approximately 600 receipt points consisting primarily of individual well connections and, secondarily, central delivery points, which are linked to multiple wells. The primary producers on the Velma gathering system include BNK Petroleum, Inc.; Merit Management Partners; and XTO Energy, Inc., a subsidiary of ExxonMobil Corporation.

Processing Plants

WestOK.    The WestOK system processes natural gas through three separate plants at the Waynoka and Chester facilities, which are active cryogenic natural gas processing plants; and one plant at the Chaney Dell facility, which is a refrigeration facility. The WestOK system’s processing operations have total name-plate capacity of approximately 458 MMcfd. The Waynoka I processing facility, a 200 MMcfd plant located in Woods County, Oklahoma, began operations in December 2006. The Chester processing facility, a 28 MMcfd plant located in Woodward County, Oklahoma, began operations in 1981. A new 30 MMcfd refrigeration plant was placed in operation at the Chaney Dell site in January 2012. We added a new 200 MMcfd cryogenic plant at the site of the Waynoka I plant in September 2012 to handle the increases in production from horizontal drilling in the Mississippian Limestone and Carbonate formations in northwest Oklahoma and southern Kansas. The oil wells being drilled in the Mississippian play are producing large amounts of associated gas high in NGL content, adding economic value for both the producers and processors like us. The expansion increased the processing capacity at the Waynoka site to 400 MMcfd. We transport and sell natural gas to various parties, including marketing companies and pipelines, at the tailgate of the Waynoka, Chester and Chaney Dell facilities and sell NGL production to ONEOK.

WestTX.    The WestTX system processes natural gas through three separate plants at the Consolidator, Midkiff and Benedum processing facilities. The Consolidator plant is a 150 MMcfd cryogenic plant in Reagan County, Texas, which started operations in November 2009. The Benedum plant is a 45 MMcfd cryogenic plant in Upton County, Texas. In October 2011, we refurbished and returned to service the 60 MMcfd cryogenic processing skid from the retired Midkiff plant, which is located at the same site as our Consolidator plant. Our WestTX processing operations have an aggregate processing name-plate capacity of approximately 255 MMcfd. To facilitate increased Spraberry production, we built a new 200 MMcfd cryogenic processing plant, which began operation in April 2013. We expect that the additional plant will increase the WestTX aggregate processing name-plate capacity to approximately 455 MMcfd. We transport and sell natural gas to various parties, including marketing companies and pipelines, at the tailgate of the WestTX facilities and sell NGL production to ONEOK and DCP NGL Services, LLC.

Velma.    The Velma processing facility, located in Stephens County, Oklahoma, is comprised of two separate plants, including the original Velma cryogenic plant with a natural gas name-plate capacity of approximately 100 MMcfd and a newly-constructed 60 MMcfd cryogenic plant, which we refer to as the V-60 plant. The Velma plant is one of only two facilities in the area capable of treating both high-content hydrogen sulfide and carbon dioxide gases, which are characteristic in this area. To keep pace with growth of throughput on the Velma system, we constructed the V-60 Plant, which was placed in service in July 2012, expanding the total capacity of the Velma facility to 160 MMcfd. The new V-60 plant supports the additional volumes from XTO and other producers in the area who are looking to take advantage of the high NGL content gas in the Woodford shale. We transport and sell natural gas to various parties, including marketing companies and pipelines, at the tailgate of the Velma facility and sell NGL production to ONEOK.

Arkoma.    The Arkoma system processes and treats natural gas through three separate processing plants at the Atoka, Coalgate and Tupelo processing facilities and the East Rockpile treating facility, all of which were acquired in December 2012. These facilities also process natural gas gathered by MarkWest Oklahoma Gas Company, LLC, or MarkWest. The Atoka facility is a 20 MMcfd cryogenic plant in Atoka County, Oklahoma, and which started operations in November 2006. The Coalgate facility is an 80 MMcfd cryogenic plant in Coal County, Oklahoma, which started operations in September 2007. The Atoka and Coalgate facilities are owned by Centrahoma, which we operate, and in which we have a 60% ownership interest; the remaining 40% ownership interest is held by MarkWest. The Tupelo facility is a wholly-owned 120 MMcfd cryogenic plant in Coal County, Oklahoma, which started operations in December 2011. The East Rockpile facility is a 250 GPM amine treating plant in Pittsburg County, Oklahoma, which started operations in June 2007. To facilitate increased Woodford shale production, Centrahoma is constructing a new 200 MMcfd cryogenic processing plant, initially equipped to process 120 MMcfd, to be known as the Stonewall plant, which will be located near the Coalgate and Tupelo facilities and is expected to be in service in the first quarter of 2014. The Stonewall plant will initially increase the Arkoma aggregate processing name-plate capacity to approximately 340 MMcfd. We transport and sell natural gas to various parties, including marketing companies and pipelines, at the tailgate of the Arkoma facilities and sell NGL production to ONEOK.

Contract Gas Treating

The gas treating facilities include fifteen skid-mounted amine treating plants of various sizes with total capacity of 1,262 GPM and two propane refrigeration plants with total capacity of 27 MMcfd. The plants are currently operating in the Delaware Basin, Granite Wash, Haynesville, Eagle Ford, Woodford and Fayetteville Shale, or are in inventory awaiting deployment. Key customers include Crestwood Arkansas Pipeline, LLC; TPF II East Texas Gathering, LLC; and XTO. Revenues are derived from fee-based contract services and are a function of the capacity of the treating plant. Revenues do not directly depend upon the value of the natural gas that is treated and, thus, commodity price risk is limited.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategy because of the following competitive strengths:

Diversified asset base.    Our operations are divided between the active mid-continent region, including Oklahoma with the Arkoma and Woodford shale plays, southern Kansas, northern and western Texas and the Texas panhandle, where we gather and process third-party gas volumes, and the Appalachian Basin, where we own and operate approximately 100 miles of active natural gas gathering systems in Tennessee. As a result of our 72.8% joint venture interest in the WestTX gathering system, we are one of the largest gas processors in the Spraberry Trend of the Permian Basin in west Texas. Our joint venture partner in WestTX is Pioneer, the largest producer in the Spraberry Trend.

Stability from long-term contracts and relationships with active producers.    Our gas supply strategy is to establish long-term, service-driven relationships with our producing customers, who comprise some of the largest producers in the region. We have long-standing relationships with many of our customers which account for a substantial majority of our gathering and processing throughput. We have an agreement with Pioneer through 2022 under which Pioneer has dedicated all of its production in an eight county area in the Permian Basin to the WestTX joint venture. The Arkoma, WestOK and Velma systems benefit from many long-term relationships with several producers in the region. We believe that our relationships with these key producers will provide us with a competitive advantage in adding new natural gas supplies, retaining previously connected volumes and continuing to increase our scale and presence in our operating areas.

Strategically positioned for organic growth.    The regions in which we operate are characterized by substantial developed and undeveloped natural gas reserves, which we believe will continue to experience significant drilling activity. We own, have interests in and operate twelve natural gas processing plants with aggregate capacity of approximately 1,090 MMcfd. These facilities are connected to approximately 10,100 miles of active natural gas gathering systems located in Oklahoma, Kansas, Tennessee and Texas, which gather gas from wells and central delivery points and send it to our natural gas processing plants, as well as third party pipelines. We have made, and expect we will continue to make, significant investments in efficient and reliable infrastructure of high performance pipelines, compressors and processing plants, including the new Driver and Stonewall plants, to increase our processing capacity. As a result, we believe we provide our customers with long-term, flexible solutions for their gathering and processing needs and are a very desirable partner. Additionally, we expect the breadth of our operations in our service areas, our customer focus and our relationships with major producers throughout our geographic footprint will allow us to continue to connect new wells and capture new natural gas volumes relatively quickly and cost-effectively.

Efficient assets which offer low maintenance capital expenditure requirements.    Our existing gathering systems and processing plants have relatively low maintenance capital expenditure needs. In addition, approximately 79% of our processing capacity has been constructed or updated since December 2006. These plants possess technologically advanced controls, systems and processes with recovery rates of approximately 90% for ethane and greater than 98% for all other NGLs.

Experienced management and operations team.    Through our general partner we have significant management and technical expertise. Our operational and technical expertise has enabled us to identify assets that have not been fully utilized and to improve their performance upon integration into our operations.

Business Strategy

Our primary objective is to increase cash flow and achieve sustainable, profitable growth while maintaining a strong credit profile and financial flexibility by executing the following strategies:

Increasing the profitability of our existing assets.    In many cases, we can expand our gathering pipelines and processing plants and, to the extent we have excess capacity, we can connect and process new supplies of natural gas with minimal additional capital requirements, also increasing plant efficiency and economics. We plan to access new supplies of natural gas by providing excellent service to our existing customers; aggressively marketing our services to new customers; and prudently expanding our existing infrastructure to ensure our services can meet the needs of potential customers. Our expansions of the Velma and Waynoka processing facilities and our construction of the Driver and Stonewall plants are examples of executing this strategy. We expect that, in furtherance of this strategy, we will pursue relationships with new producers; seek to eliminate pipeline bottlenecks as they occur; reduce operating line pressures; and focus on reducing losses from transporting natural gas along our gathering systems due to leakages or other factors.

Expanding operations through organic growth projects and pursuing strategic acquisitions.    We continue to explore opportunities to expand our existing infrastructure. We also plan to continue to pursue strategic acquisitions that leverage our existing asset base, employees and customer relationships, as demonstrated by our recent acquisition from Cardinal Midstream, LLC and our pending TEAK acquisition (discussed below). In the past, we have pursued opportunities in certain regions outside of our current areas of operation and will continue to do so when these options make sense economically and strategically.

Reducing the sensitivity of our cash flows through prudent economic risk management and contract arrangements.    We attempt to structure our contracts in a manner that allows us to achieve our targeted rate of return while reducing our exposure to commodity price movements. We actively review our contract mix and seek to optimize a balance of cash flow stability with attractive economic returns. Our commodity price risk management activities are designed to reduce the effect of commodity price volatility related to future sales of natural gas, NGLs and condensate, while allowing us to meet our debt service requirements; fund our maintenance capital program; and meet our distribution objectives.

Maintaining our financial flexibility.    We intend to maintain a capital structure in which we do not significantly exceed equal amounts of debt and equity on a long-term basis while not jeopardizing our ability to achieve our other business strategies. We seek to maintain a minimum total liquidity of at least $100.0 million; a ratio of debt to capital of not more than 50%; and a ratio of long-term debt to trailing 12-month EBITDA of less than 4x. We believe our revolving credit facility, our ability to issue additional long-term debt or partnership units and our relationships with our partners provide us with the ability to achieve this strategy. We will also consider alternative financing, joint venture arrangements and other means that allow us to achieve our business strategies while continuing to maintain an acceptable capital structure.

Recent Developments

Pending TEAK Acquisition

On April 16, 2013, we entered into a definitive agreement with TEAK Midstream Holdings, LLC to purchase 100% of the equity interests in TEAK Midstream, L.L.C., which we refer to as TEAK, for $1 billion in cash, subject to customary purchase price adjustments. The assets of TEAK and its subsidiaries include gas gathering and processing facilities in the Eagle Ford Shale play in Texas as follows:

•	Wholly-owned assets, including:

•	a cryogenic processing facility with current processing capacity of approximately 200 MMcfd;

•	approximately 27 miles of gathering pipeline; and

•	approximately 275 miles of low pressure gathering pipeline from the acquisition of Texana Pipeline Company LLC in 2010.

•	Joint venture assets, including:

•	approximately 178 miles of gathering pipeline; and

•	approximately 57 miles of residue pipeline.

The joint venture assets are owned by T2 Eagle Ford Gathering Company LLC, in which TEAK has a 50% interest, T2 La Salle Gathering Company LLC, in which TEAK has a 75% interest, and T2 EF Cogeneration Holdings, LLC, in which TEAK has a 50% interest. TexStar Midstream Services, LP, an unrelated third party, owns the remaining interests in the joint ventures.

TEAK’s assets also include approximately 170 acres of land on which one processing facility currently sits. This land will also be the site for future planned processing facilities, including one additional processing facility for which engineering design has been completed and fabrication is underway.

This acquisition provides an opportunity for us to diversify our asset base by entering into the liquids-rich Eagle Ford Shale. We believe this acquisition will provide us with additional fixed-fee cash flows, which currently represent over 80% of TEAK’s current gross margin, based upon contracts with producers. Among others, active producers delivering gas to TEAK include Statoil Natural Gas LLC; Talisman Energy USA, Inc.; and Comstock Oil and Gas, LP. Other active producers in the area include Anadarko Petroleum Corp.; Chesapeake Energy Corp.; EOG Resources Inc.; Marathon Oil Company; Momentum Oil and Gas, LLC; Murphy Oil Corp.; Newfield Exploration Company; Petrohawk Energy Corp, a subsidiary of BHP Billiton PLC; Pioneer; Sabine Oil & Gas, LLC; and Swift Energy Co. We also believe these assets present embedded growth potential without requiring significant capital investment. TEAK is currently in the process of expanding its processing capacity through the construction of a new cryogenic facility, known as Silver Oak II, with processing capacity of 200 MMcfd. The facility will increase aggregate processing capacity by approximately 100%, with an anticipated capital cost to us of approximately $75 million.

Closing of the pending TEAK acquisition is expected to occur in May 2013, with an effective date of April 1, 2013, and is subject to customary closing conditions. There can be no assurance that the TEAK acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the acquisition will be realized. In addition, the closing of the TEAK acquisition is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of the TEAK acquisition.

We plan to use all of the net proceeds from this offering and our general partner’s proportionate capital contribution to fund a portion of the $1 billion purchase price of the pending TEAK acquisition. We expect that we will fund the balance of the purchase price with proceeds from the issuance of the Class D preferred units, described below, and debt financing, which may take the form of unsecured senior notes, borrowings under our revolving credit facility and/or entering into new credit facilities. Before funding the pending TEAK acquisition, we may use some or all of the net proceeds from this offering for general partnership purposes, which may include repayment of outstanding borrowings under our revolving credit facility. If we do not complete the pending TEAK acquisition, we will use the net proceeds from this offering to reduce borrowings outstanding under our revolving credit facility, for general partnership purposes and for potential future acquisitions. See “Use of Proceeds.”

Private Placement of Preferred Units

On April 16, 2013, we executed a unit purchase agreement for a private placement of $400 million of our newly created Class D convertible preferred units to Atlas Energy and third party investors, at a negotiated price per unit of $30.41, subject to adjustment, which will be the face value of the units. The Class D preferred units will be offered and sold in a private transaction exempt from registration under

Section 4(2) of the Securities Act of 1933, as amended. The issuance of the Class D preferred units is subject to customary closing conditions, including the closing of the pending Teak acquisition discussed above, and there can be no assurance that all of the conditions to closing will be satisfied.

The Class D preferred units will pay distributions in the form of incremental additional Class D preferred units that equal the common equity yield at the time of each quarter’s record date plus 50 basis points for the first two full quarters following their issuance, and increase 50 basis points for each subsequent semi-annual period for a total of eight full quarters. After the first four quarterly periods, we will pay distributions in Class D preferred units, or cash, or a combination of Class D preferred units and cash, at our discretion. We will have the right to convert the Class D preferred units, in whole but not in part, beginning one year following their issuance, into our common units, subject to customary anti-dilution adjustments. Unless previously converted, all Class D preferred units will convert into common units at the end of the first eight full quarterly periods following their issuance.

Upon issuance of the Class D preferred units, we will enter into a registration rights agreement pursuant to which we will agree to file a registration statement with the SEC to register the resale of the common units issuable upon conversion of the preferred units. We will agree to use commercially reasonable efforts to have the registration statement declared effective within 180 days of the date of conversion.

Preliminary Results for Quarter Ended March 31, 2013

While we have not yet closed our books for the quarter ended March 31, 2013, set forth below are certain preliminary estimates of the results of operations that we currently expect to report for the quarter. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the first quarter are finalized. For the first quarter of 2013, we expect to report a net loss between $27 and $30 million and adjusted earnings before net interest expense, income taxes, and depreciation and amortization, which we refer to as Adjusted EBITDA, between $67 and $70 million, which amounts reflect the impacts of early termination of long-term debt as well as certain weather and commodity-related impacts. Adjusted EBITDA is a non-GAAP financial measure. Our management believes Adjusted EBITDA provides additional information for evaluating our ability to make distributions to our common unitholders and the general partner, among other things. These measures are widely-used by commercial banks, investment bankers, rating agencies and investors in evaluating performance relative to peers and pre-set performance standards. Adjusted EBITDA is not a measure of financial performance under GAAP and, accordingly, should not be considered in isolation or as a substitute for net income, operating income, or cash flows from operating activities in accordance with GAAP.

Our Organizational Structure

We conduct our operations through, and our operating assets are owned by, our subsidiaries. Our general partner has sole responsibility for conducting our business and managing our operations. Our general partner does not receive any management fee or other compensation in connection with its management of our business apart from its general partner interest and incentive distribution rights, but it is reimbursed for direct and indirect expenses incurred on our behalf. Our executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, Pennsylvania 15275, and our telephone number at that address is (877) 950-7473. Our website address is www.atlaspipeline.com. The information on our website is not part of this prospectus supplement and you should rely only on the information contained or incorporated by reference in this prospectus supplement when making a decision as to whether or not to invest in us.

THE OFFERING

Common units offered	10,300,000 common units.

11,845,000 common units if the underwriters exercise in full their option to acquire up to an additional 1,545,000 common units.

Units outstanding before this offering	65,005,706 common units as of April 12, 2013.

Units outstanding after this offering	75,305,706 common units, or 76,850,706 common units if the underwriters exercise in full their option to acquire an additional 1,545,000 common units.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, including our general partner’s proportionate capital contribution of approximately $ million to maintain its 2% general partner interest in us and after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use all of the net proceeds from this offering and our general partner’s proportionate capital contribution to fund a portion of the $1 billion purchase price of the pending TEAK acquisition. Before funding the pending TEAK acquisition, we may use some or all of the net proceeds for general partnership purposes, which may include repayment of outstanding borrowings under our revolving credit facility. If we do not complete the pending TEAK acquisition, we will use the net proceeds from the offering to reduce borrowings outstanding under our revolving credit facility, for general partnership purposes and for potential future acquisitions. See “Use of Proceeds.”

Cash distribution policy	We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. The amount of this cash may be greater than or less than the minimum quarterly distribution referred to in the next paragraph. We generally make cash distributions within 45 days after the end of each quarter.

When quarterly cash distributions exceed $0.42 per unit in any quarter, our general partner receives a higher percentage of the cash distributed in excess of that amount, in increasing percentages up to 50% if the quarterly cash distribution exceeds $0.60 per unit. We refer to our general partner’s right to receive these higher amounts of cash as “incentive distribution rights.”

For a discussion of our cash distribution policy, please read “Our Partnership Agreement — Cash Distribution Policy” in the accompanying prospectus.

On February 14, 2013, we paid a quarterly cash distribution of $0.58 per common unit for the quarter ended December 31, 2012, to holders of record as of February 7, 2013.

Estimated ratio of taxable income to distributions	We estimate that a purchaser of common units in this offering who holds those common units from the date of the closing of this offering through the record date for distributions for the quarter ending December 31, 2015 will be allocated an amount of federal taxable income for that period that will be less than 10% of the cash distributed with respect to that period. Please read “U.S. Federal Income Tax Considerations” in this prospectus supplement.

Tax consequences	The U. S. federal income tax consequences of owning and disposing of our common units are summarized under the heading “ U.S. Federal Income Tax Considerations” in this prospectus supplement and under the heading “Tax Considerations” in the accompanying prospectus.

New York Stock Exchange symbol	APL.

Risk factors	You should read “Risk Factors” on page S-10 of this prospectus supplement, on page 2 of the accompanying prospectus and in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

Conflicts of Interest	Affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are agents and lenders under our revolving credit facility and may receive a substantial portion of the proceeds of this offering through the repayment of indebtedness under such facility. See “Underwriting; Conflicts of Interest.”

RISK FACTORS

Investing in our common units involves risk. Before you decide whether to purchase any of our common units, in addition to the other information, documents or reports included or incorporated by reference into this prospectus supplement and the accompanying prospectus or other offering materials, you should carefully consider the following risk factors and the risk factors in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and Current Reports on Form 8-K filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see the section of this prospectus supplement entitled “Where You Can Find More Information.” These risks could materially and adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment.

We may not be able to consummate our pending TEAK acquisition.

The purchase agreement related to the pending TEAK acquisition contains customary closing conditions. It is possible that one or more closing conditions may not be satisfied or, if not satisfied, that such condition may not be waived by the other party. The closing of this offering is not contingent upon the closing of the pending TEAK acquisition. Accordingly, if you decide to purchase our units, you should be willing to do so whether or not we complete the pending TEAK acquisition.

Any acquisitions we complete, including the pending TEAK acquisition, are subject to substantial risks that could adversely affect our financial condition and results of operations and reduce our ability to make distributions to unitholders.

We may not achieve the expected results of the pending TEAK acquisition, and any adverse conditions or developments related to the pending TEAK acquisition may have a negative impact on our operations and financial condition.

Further, even if we complete acquisitions such as the pending TEAK acquisition, actual results may differ from our expectations. Any acquisition, including the pending TEAK acquisition, involves potential risks, including, among other things:

•	an inability to successfully integrate the businesses we acquire;

•	a decrease in our liquidity by using a portion of our available cash or borrowing capacity under our revolving credit facility to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of environmental and other liabilities, losses or costs for which we are not indemnified or insured or for which our indemnity or insurance is inadequate;

•	the diversion of management’s attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of gathering and processing assets, goodwill or other intangible assets, asset devaluation or restructuring charges; and

•	unforeseen difficulties encountered in operating in new geographic areas including possible difficulties in obtaining permits and other authorizations to conduct regulated activities.

If these risks materialize, the acquired assets or growth project may inhibit our growth, fail to deliver expected benefits and add further unexpected costs. Challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition or growth project. If we consummate the pending TEAK acquisition or any other future acquisition or growth project, its capitalization and results of operations may change significantly and you may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions or growth projects.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, including our general partner’s proportionate capital contribution of approximately $             million to maintain its 2% general partner interest in us and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase 1,545,000 additional common units in full, the net proceeds, including our general partner’s proportionate capital contribution, after deducting underwriters’ discounts and estimated offering fees and expenses, will be approximately $             million. We plan to use all of the net proceeds from this offering and our general partner’s proportionate capital contribution to fund a portion of the $1 billion purchase price of the pending TEAK acquisition. Please read “Summary — Recent Developments — Pending TEAK Acquisition” for a description of the pending acquisition. Before funding the pending TEAK acquisition, we may use some or all of the net proceeds for general partnership purposes, which may include repayment of outstanding borrowings under our revolving credit facility. We expect that the balance of the purchase price for the pending TEAK acquisition will be funded with proceeds from the issuance of the Class D preferred units, and debt financing, which may take the form of unsecured senior notes, borrowings under our revolving credit facility and/or entering into new credit facilities.

The closing of this offering is not contingent upon the closing of the pending TEAK acquisition. Accordingly, if you decide to purchase our units, you should be willing to do so whether or not we complete the pending TEAK acquisition. If we do not complete the pending TEAK acquisition, we will use the net proceeds from the offering to reduce borrowings outstanding under our revolving credit facility, for general partnership purposes and for potential future acquisitions.

Affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are lenders under our revolving credit facility and may receive a substantial portion of the proceeds from this offering. See “Underwriting.” As of December 31, 2012, indebtedness outstanding under our revolving credit facility was approximately $293.0 million at a weighted average interest rate of 2.6%, excluding outstanding letters of credit. In addition to working capital and general partnership purposes, we borrow from time to time under our revolving credit facility for capital expenditures and to finance our asset acquisitions. The revolving credit facility matures in May 2017.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the New York Stock Exchange under the symbol “APL.” The following table shows the high and low sales prices per common unit, as reported by the New York Stock Exchange, as applicable, and cash distributions paid per common unit for the periods indicated.

Quarter Ended	High	Low	Distribution Per Common Unit
June 30, 2013(1)	$35.93	$33.05		$(2)
March 31, 2013	$34.82	$31.55		$(2)
December 31, 2012	$36.10	$29.53	$0.58
September 30, 2012	$36.09	$30.55	$0.57
June 30, 2012	$36.04	$27.32	$0.56
March 31, 2012	$40.89	$34.78	$0.56
December 31, 2011	$37.20	$26.50	$0.55
September 30, 2011	$35.44	$24.12	$0.54
June 30, 2011	$37.90	$30.10	$0.47
March 31, 2011	$34.74	$23.42	$0.40
December 31, 2010	$25.80	$17.43	$0.37
September 30, 2010	$18.92	$8.98	$0.35
June 30, 2010	$14.99	$8.35	$—
March 31, 2010	$14.71	$9.63	$—

(1)	The high and low sales prices per common unit are reported through April 15, 2013.

(2)	The distribution attributable to the quarters ended March 31, 2013 and June 30, 2013 have not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of a quarter.

The last reported sales price of our common units on the New York Stock Exchange on April 15, 2013 was $34.80 per unit. As of April 15, 2013, there were approximately 106 record holders of our common units.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2012 (i) on an actual basis and (ii) on an adjusted basis to give effect to this offering and the offering of Class D preferred units and the application of the net proceeds therefrom. The table does not give effect to the TEAK acquisition. See “Summary — Recent Developments.”

You should read the following table in conjunction with our historical consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information incorporated by reference in this prospectus supplement.

	As of December 31, 2012
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$3,398

Total debt:
Senior secured revolving credit facility(1)	293,000
Senior unsecured notes	875,415
Other	11,503

Total debt	1,179,918

Partners’ capital:
Common limited partners’ interests	1,507,676
Preferred limited partner’s interest	—
General partner’s interests	31,501

Total partners’ capital	1,539,177

Total capitalization	$2,719,095

(1)	As of April 12, 2013, indebtedness outstanding under our revolving credit facility was approximately $182.0 million. Pending the use of the net proceeds to fund a portion of the purchase price for the pending TEAK acquisition, we may use some or all of the net proceeds for general partnership purposes, which may include repayment of outstanding borrowings under our revolving credit facility.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Tax Considerations” beginning on page 26 in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who holds those common units from the date of the closing of this offering through the record date for distributions for the quarter ending December 31, 2015 will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 10% of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase.

Our estimate is based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions at current or higher levels to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, our estimate is based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that our estimate will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if (i) gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; (ii) we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or (iii) we connect fewer wells than we anticipate or spend less than we anticipate in connection with our gathering and processing activities contemplated in our capital budget.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities and foreign investors raises issues unique to such persons. Please read “Tax Considerations — Tax-Exempt Organizations and Other Investors” beginning on page 36 of the accompanying base prospectus.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) and qualified dividend income of individuals is 20%. These rates are subject to change by new legislation at any time.

In addition, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, imposed a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)    the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)    a statement regarding whether the beneficial owner is:

(a)    a non-U.S. person;

(b)    a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)    a tax-exempt entity;

(3)    the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)    specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “Tax Considerations — Partnership Status” in the accompanying prospectus. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our units.

UNDERWRITING; CONFLICTS OF INTEREST

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Name of Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total	10,300,000

The underwriting agreement provides that the underwriters’ obligation to purchase units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,545,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 10,300,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table above.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, subject to certain exceptions without the prior written consent of Citigroup Global Markets Inc., we and they will not directly or indirectly (1) issue, offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 45 days after the date of the underwriting agreement. The restrictions described in this paragraph do not apply to:

•	the issuance of the Class D preferred units;

•	the sale of common units to the underwriters;

•	vesting or issuance of restricted common units under our long-term incentive plan or the exercise of unit options issued under our long-term incentive plan;

•	net exercises of options to purchase common units under our long-term incentive plan and withholding of units to pay income taxes upon the vesting of restricted common units;

•	bona fide gifts, provided the recipient thereof agrees in writing to be bound by the terms of the lock-up agreement; or

•

dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned; provided that such trust agrees in writing to be bound by the terms of the lock-up agreement.

Citigroup Global Markets Inc. in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement in electronic format will be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “APL.”

Stamp Taxes

If you purchase common units offered by this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Conflicts of Interest

Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. Affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are lenders under our revolving credit facility and, accordingly, may receive substantially all of the net proceeds from this offering. In addition, certain affiliates of the underwriters have also served additional roles under that facility, such as administrative agent, bookrunner, lead arranger, documentation agent and syndication agent, for which they have received customary fees and reimbursement of expenses. See “Use of Proceeds.” Additionally, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are counterparties to certain of our hedging transactions. Pursuant to our revolving credit agreement, we have agreed to indemnify the lenders and agents under that agreement against a variety of liabilities and to reimburse certain expenses.

Because FINRA views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our company may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at:

(i) if our company is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our company.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Ledgewood, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins, Houston, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated audited financial statements of Atlas Pipeline Partners, L.P. incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

INDEPENDENT AUDITOR

The consolidated financial statements of Cardinal Midstream, LLC as of and for the year ended December 31, 2011, included in the Current Report on Form 8-K/A filed on February 28, 2013 and incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov or at our website at www.atlaspipeline.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act will automatically update and supersede this information.

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that was furnished rather than filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	our Current Reports on Forms 8-K and 8-K/A filed on January 30, 2013, February 12, 2013, February 28, 2013 and April 16, 2013; and

•	the description of our common units contained in the Registration Statement on Form 8-A/A filed on May 10, 2004.

You may request a copy of any document incorporated by reference in this prospectus supplement without charge by writing or calling us at:

Atlas Pipeline Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(877) 280-2857

Attn: Matthew Skelly

Except as set forth herein, information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

PROSPECTUS

ATLAS PIPELINE PARTNERS, L.P.

COMMON UNITS, PREFERRED UNITS, SUBORDINATED UNITS, WARRANTS, DEBT SECURITIES AND GUARANTEES

ATLAS PIPELINE FINANCE CORPORATION

DEBT SECURITIES AND GUARANTEES

We may offer and issue, and selling security holders may offer and sell, common units representing limited partner interests, preferred units representing limited partner interests, debt securities and warrants from time to time. This prospectus describes the general terms of these securities and the general manner in which we, or any selling security holders, will offer them. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which we, or any selling security holders, will offer these securities.

Our common units are listed on the New York Stock Exchange under the symbol “APL.”

Investing in these securities involves certain risks. You should carefully read and consider the risk factors included in our periodic reports, in any prospectus supplement relating to a specific offering of securities and in other documents that we file with the Securities and Exchange Commission. See “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We, or any selling security holders, may offer these securities in amounts, at prices and on terms determined at the time of offering. We, or any selling security holders, may sell the securities directly to you, through agents we or they select, or through underwriters and dealers we or they select. If we or they use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in a prospectus supplement.

Prospectus dated November 19, 2010

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration statement, we may sell securities described in this prospectus in one or more offerings.

Each time we sell securities we will provide a prospectus supplement and, if applicable, a pricing supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement or pricing supplement, you should rely on the information in that prospectus supplement or pricing supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

i

THE COMPANY

General

We are a publicly-traded Delaware limited partnership formed in 1999 whose common units are listed on the New York Stock Exchange under the symbol “APL.” We are a leading provider of natural gas gathering services in the Anadarko and Permian Basins located in the southwestern and mid-continent United States and the Appalachian Basin in the northeastern United States. In addition, we are a leading provider of natural gas processing and treating services in Oklahoma and Texas.

We conduct our business in the midstream segment of the natural gas industry through two reportable segments: Mid-Continent and Appalachia.

In our Mid-Continent operations, we own, have interests in and operate five natural gas processing plants with aggregate capacity of approximately 520 MMCFD. These facilities are connected to approximately 8,300 miles of active natural gas gathering systems located in Oklahoma, Kansas and Texas, which gathers gas from wells and central delivery points to our natural gas processing and treating plants, as well as third-party pipelines.

Our Appalachia operations are conducted principally through our 49% ownership interest in the Laurel Mountain Midstream, LLC joint venture, or Laurel Mountain, which owns and operates approximately 1,800 miles of natural gas gathering systems in the Appalachian Basin located in the northeastern United States. We also own and operate approximately 80 miles of active natural gas gathering pipelines in northeastern Tennessee.

Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108, and our telephone number is (412) 262-2830. We maintain a website at http://www.atlaspipelinepartners.com. This text is not an active link, and our website and the information contained on that site, or connected to that site, is not incorporated into this prospectus.

Recent Developments

Recent Agreements with Atlas Energy, Inc.    Following the November 9, 2010 announcement by Atlas Energy, Inc., the indirect parent of our general partner, that Atlas Energy had entered into a definitive agreement to be acquired by Chevron Corporation and that we and Atlas Pipeline Holdings, L.P., the parent of our general partner, agreed to enter into separate transactions with Atlas Energy relating to the transfers of our interest in Laurel Mountain Midstream LLC and of certain Atlas Energy natural gas reserves and other assets and fee revenues, a purported class action was filed on November 15, 2010, in Delaware Chancery Court on behalf of a class of Atlas Energy shareholders, Katsman v. Atlas Energy, Inc., et al., C.A. No. 5990-VCL. The complaint names us, Atlas Energy, Atlas Pipeline Holdings, Chevron and the Atlas Energy directors as defendants, alleges that the Atlas Energy directors violated their fiduciary duties in connection with the proposed merger and that we, Atlas Pipeline Holdings and Chevron aided and abetted the alleged breaches of fiduciary duty simply as parties to the related transactions. The complaint requests, among other relief, injunctive relief and damages.

Additionally, following the announcement, a purported shareholder derivative case was filed on November 16, 2010, in the Western District of Pennsylvania federal court, Ussach v. Atlas Energy, Inc., et al., C.A. No. 2:05-mc-2025. This complaint is asserted derivatively on behalf of us and names Atlas Energy, our general partner and members of our managing board as defendants. This complaint alleges that the defendants violated their fiduciary duties in connection with the proposed sale to Atlas Energy of our interest in Laurel Mountain Midstream LLC and that Atlas Energy has been unjustly enriched. The complaint requests, among other relief, equitable and injunctive relief, as well as restitution and disgorgement from the individual defendants.

In each lawsuit, the defendants believe the claims are without merit and intend to vigorously defend against these actions.

Redemption of Class B Preferred Units and Preferred Units of Atlas Pipeline Holdings II, LLC.    On November 15, 2010, we redeemed our 15,000 outstanding 12.0% cumulative Class B preferred units of limited partner interests, which we refer to as the Class B Preferred Units, held by Atlas Pipeline Holdings for cash consideration of $15,226,850, the amount of the face value of the Class B Preferred Units plus accrued and unpaid distributions. The Class B Preferred Units were issued to Atlas Pipeline Holdings in December 2008 and March 2009 for cash consideration of $1,000 per unit, and were entitled to receive distributions of 12.0% per annum, paid quarterly on the same date as the distribution payment date for our common units.

Also on November 15, 2010, Atlas Pipeline Holdings II, LLC redeemed the 15,000 12.0% cumulative preferred units, which we refer to as the AHD II Preferred Units, held by us for cash consideration of $15,226,850, the amount of the face value of the AHD II Preferred Units plus accrued and unpaid distributions. We purchased the AHD II Preferred Units for cash consideration of $1,000 per unit in June 2009. The preferred units were entitled to receive cash distributions of 12.0% per annum, to be paid quarterly.

Consent Solicitation to Amend Indenture for 8.125% Senior Notes due 2015.    On November 15, 2010, we commenced a solicitation of the holders of our outstanding 8.125% Senior Notes due 2015, which we refer to as the 2015 Notes, for an amendment to the indenture for the 2015 Notes that would permit us to make capital contributions to Laurel Mountain through December 31, 2011. Adoption of the proposed amendment requires the consent of holders of at least a majority of the outstanding aggregate principal amount of the 2015 Notes voting as a single class. The aggregate outstanding principal amount as of November 12, 2010 was $275,479,000. The consent solicitation will expire at 5:00 p.m., New York City time, on November 22, 2010, unless extended by us. We will pay a consent payment of $5.00 in cash per $1,000 principal amount of 2015 Notes for consents which are validly delivered and not revoked. Payment of the consent payment is conditioned upon, among other things, the receipt of the requisite consents at or before the expiration time, the effectiveness of the proposed amendments to the indenture and certain other conditions set forth in the Consent Solicitation Statement, dated November 15, 2010. This statement shall not constitute an offer to sell or the solicitation of an offer to buy any 2015 Notes. The consent solicitation is being made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement. This statement is for information purposes only and is not a solicitation of consents with respect to any securities. The solicitation of consents is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

RISK FACTORS

Investing in our securities involves risk. Before you decide whether to purchase any of our securities, in addition to the other information, documents or reports included or incorporated by reference into this prospectus and any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in any prospectus supplement, in our most recent Annual Report on Form 10-K and any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us subsequent to such Annual Report on Form 10-K, as the same may be amended, supplemented or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see the section of this prospectus entitled “Where You Can Find More Information.” These risks could materially and adversely affect our business, financial condition or operating results and could result in a partial or complete loss of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or at our website at http://www.atlaspipelinepartners.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•

our Current Reports on Form 8-K filed on January 8, 2010, March 18, 2010, April 2, 2010, June 17, 2010, June 23, 2010, July 7, 2010, July 29, 2010, September 1, 2010, September 17, 2010, September 22, 2010, November 12, 2010 and November 19, 2010.

You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:

Atlas Pipeline Partners

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

Attn: Matthew Skelly

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain sections of this registration statement contain statements reflecting our views about our future performance and constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, or the Reform Act. The Reform Act provides a safe harbor for forward-looking statements made by or on behalf of us. We and our representatives may, from time to time, make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to security holders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of us or any subsidiary, events or developments that we expect or anticipates would occur in the future are forward-looking statements within the meaning of the Reform Act.

These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements. Readers should consider the various factors, including those discussed in our annual report for the year ended December 31, 2009 under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Critical Accounting Policies and Estimates” and in our Quarterly Reports on Form 10-Q that are on file with the SEC for additional factors that may affect our performance. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update any forward-looking statements as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus, in the accompanying prospectus supplement and in material we file with the SEC. We have not authorized anyone to provide you with information that is different.

We are offering to sell, and seeking offers to buy, the securities described in this prospectus only where offers and sales are permitted. Since information that we file with the SEC in the future will automatically update and supersede information contained in this prospectus or any accompanying prospectus supplement, you should not assume that the information contained in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general partnership purposes unless otherwise specified in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED DIVIDENDS

Our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends are set forth in the table below.

	Nine months ended September 30, 2010		Year ended December 31,
			2009		2008		2007		2006		2005
Ratio of earnings to fixed charges(1)	—	(3)	—	(4)	—	(5)	—	(6)	—	(7)	2.0x
Ratio of earnings to combined fixed charges and preferred dividends(2)	—	(8)	—	(9)	—	(10)	—	(11)	—	(12)	2.0x

(1)	Ratio of earnings to fixed charges means the ratio of income from continuing operations before income taxes and cumulative effect of accounting change, net, to fixed charges, where fixed charges are the interest on indebtedness, amortization of debt expense and estimated interest factor for rentals.

(2)	Ratio of earnings to combined fixed charges and preferred dividends means the ratio of income from continuing operations before income taxes and cumulative effect of accounting change, net, fixed charges and preferred dividends to fixed charges and preferred dividends.

(3)	Our earnings were insufficient to cover our fixed charges by $29.2 million for this period.

(4)	Our earnings were insufficient to cover our fixed charges by $26.5 million for this period.

(5)	Our earnings were insufficient to cover our fixed charges by $496.7 million for this period.

(6)	Our earnings were insufficient to cover our fixed charges by $115.9 million for this period.

(7)	Our earnings were insufficient to cover our fixed charges by $4.2 million for this period.

(8)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $29.5 million for this period.

(9)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $27.4 million for this period.

(10)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $499.0 million for this period.

(11)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $122.2 million for this period.

(12)	Our earnings were insufficient to cover our fixed charges and preferred dividends by $6.1 million for this period.

GENERAL DESCRIPTION OF SECURITIES WE MAY OFFER

We may offer common, preferred and subordinated units representing limited partner interests, various series of debt securities, or warrants to purchase any of such securities, from time to time in one or more offerings under this prospectus at prices and on terms to be determined by market conditions at the time of the offering. This prospectus provides you with a general description of the securities that we may offer. In connection with each offering, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	rates and times of payment of dividends;

•	redemption, conversion or exchange terms;

•

conversion or exchange prices or rates and any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange;

•	ranking;

•	restrictive covenants;

•	voting or other rights; and

•	important federal income tax considerations.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON UNITS

We describe our common units under the heading “Our Partnership Agreement.” The prospectus supplement relating to the common units offered will state the number of units offered, the initial offering price and the market price, distribution information and any other relevant information.

DESCRIPTION OF PREFERRED UNITS

We describe our preferred units under the heading “Our Partnership Agreement.” The prospectus supplement relating to the preferred units offered will state the number of units offered, the initial offering price and the market price, distribution information and any other relevant information.

DESCRIPTION OF SUBORDINATED UNITS

The subordinated units will be a separate class of limited partner interest. The rights of holders of subordinated units to participate in distributions to partners will differ from, and be subordinated to, the rights of the holders of common units. The prospectus supplement relating to the subordinated units offered will state the number of units offered, the initial offering price and the market price, the terms of the subordination, any ways in which the subordinated units will differ from common units, distribution information and any other relevant information.

DESCRIPTION OF DEBT SECURITIES

Atlas Pipeline Partners, L.P. may issue debt securities in one or more series, and Atlas Pipeline Finance Corporation may be a co-issuer of one or more series of debt securities. Atlas Pipeline Finance Corporation was incorporated under the laws of the State of Delaware in 2005, is wholly-owned by Atlas Pipeline Partners, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Atlas Pipeline Partners, L.P. and Atlas Pipeline Finance Corporation.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate or an indenture. We can issue debt securities that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered the initial offering price, the aggregate principal amount and the terms of the debt securities, including:

•	the title of the debt securities;

•	whether our wholly-owned subsidiary, Atlas Pipeline Finance Corporation, will be a co-issuer of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates (which may be fixed or variable) per annum at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities; and

•

the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations.

We may issue debt securities that are exchangeable and/or convertible into our common units or any class or series of preferred units. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

Payment of Interest and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a book-entry debt security), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a certificated debt security), as described in the applicable prospectus supplement.

Certificated Debt Securities

You may transfer or exchange certificated debt securities at the trustee’s office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more book-entry debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue book-entry debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any book-entry debt security.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness.    The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages.    The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•

we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•

any other default on any Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt.    The subordinated indenture will not limit the amount of Senior Indebtedness that we may incur, unless otherwise indicated in the prospectus supplement.

DESCRIPTION OF GUARANTEES OF DEBT SECURITIES

This summary description is not meant to be a complete description of the guarantees of debt securities that we may offer. At the time of an offering and sale of debt securities, this prospectus together with the accompanying prospectus supplement will contain the material terms of the guarantees of the debt securities being offered.

If specified in the applicable prospectus supplement, certain of our subsidiaries may guarantee the debt securities. Guarantees may be secured or unsecured and senior or subordinated. The particular terms of guarantees of a particular issue of debt securities will be described in the related prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common units, preferred units, subordinated units or other securities or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement or directly between us and the warrant holder.

The prospectus supplement relating to any warrants that we may offer will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the debt securities, common units, preferred units, subordinated units or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange, exercise, amendment or termination of the warrants; and

•	any adjustments to the terms of the warrants resulting from the occurrence of certain events or from the entry into or consummation by us of certain transactions.

OUR PARTNERSHIP AGREEMENT

The following is a summary of our partnership agreement, as amended through the date of this prospectus. The limited partnership agreement defines the rights and obligations pertaining to our units.

Organization and Duration

We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

•	operations as conducted on February 2, 2000, including the ownership and operation of our gathering systems;

•

any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as that term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations described above.

The Units

Common Units.    Our common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement.

Class C Preferred Units.    In June 2010, we sold 8,000 12.0% cumulative convertible Class C preferred units of limited partner interests to Atlas Energy for cash consideration of $1,000 per unit.

The Class C preferred units receive distributions of 12.0% per annum, paid quarterly on the same date as the distribution payment date for our common units. The record date of determination for holders entitled to receive distributions of the Class C preferred units will be the same as the record date of determination for common unit holders entitled to receive quarterly distributions. The Class C preferred units are not convertible into our common units. The certificate of designation also gives us the right at any time to redeem some or all of the outstanding Class C preferred units for cash at an amount equal to the Class C preferred unit liquidation value being redeemed, provided that such redemption must be exercised for no less than the lesser of 2,500 Class C preferred units or the number of remaining outstanding Class C preferred units.

Distributions paid on the Class C preferred units and the premium paid upon the redemption of the Class C preferred units, if any, will be recognized as a reduction of our net income (loss) in determining net income (loss) attributable to common unitholders and the general partner. The Class C preferred units are reflected on our consolidated balance sheet as Class C preferred equity within partners’ capital.

Credit Facility Restrictions on Payment of Distributions.    We were restricted under the terms of our revolving credit and term loan facility from paying distributions on our common units for the fiscal quarter ending June 30, 2009 through the fiscal quarter ending December 31, 2009. Commencing with the first fiscal quarter of 2010, we were (and are) permitted to pay distributions and purchase or redeem equity only if, pro forma for such payment, our “Senior Secured Leverage Ratio” is less than or equal to 2.75 to 1.00 and our “Minimum Liquidity” is at least $50 million. Senior Secured Leverage Ratio is the ratio of our consolidated senior secured funded debt (defined generally as total secured funded debt that is not subordinated to the credit facility) to Consolidated EBITDA (as defined in the credit agreement). Minimum Liquidity means:

•	the total amount classified as cash and cash equivalents on our consolidated balance sheet less amount classified as restricted cash plus

•	any amounts available for borrowing under the revolver portion of the credit facility.

We did not meet the Senior Secured Leverage Ratio requirement for the quarters ending March 31, 2010 and June 30, 2010.

Limited Voting Rights

Holders of our units have limited voting rights and generally are entitled to vote only with respect to the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	our dissolution or reconstitution; and

•	our merger.

Removal of our general partner requires a two-thirds vote of all outstanding common units, excluding those held by our general partner and its affiliates. Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

Quarterly Distributions of Available Cash.    Our operating partnership is required by the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, distribute to our partners all of the available cash received from our operating partnership for that quarter.

Available cash generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less cash reserves that our general partner determines are appropriate to provide for our operating costs, including potential acquisitions, and to provide funds for distributions to the partners for any one or more of the next four quarters. We generally make distributions of all available cash within 45 days after the end of each quarter to holders of record on the applicable record date. We were restricted under the terms of our revolving credit and term loan facility from paying distributions on our common units for the fiscal quarter ending June 30, 2009 through the fiscal quarter ending December 31, 2009. Commencing with the first fiscal quarter of 2010, we were (and are) permitted to pay distributions and purchase or redeem equity only if, pro forma for such payment, our Senior Secured Leverage Ratio is less than or equal to 2.75 to 1.00 and our Minimum Liquidity is at least $50 million. We did not meet the Senior Secured Leverage Ratio requirement for the quarters ending March 31, 2010 and June 30, 2010.

Distributions of Available Cash from Operating Surplus.    Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner.

Operating surplus means:

•	our cash balance, excluding cash constituting capital surplus, less

•	all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

We treat all available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date we began operations until the end of the quarter that immediately preceded the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as capital surplus, which would represent a return of capital, and we will distribute it accordingly. For a discussion of distributions of capital surplus, see “— Distributions of Capital Surplus” below.

We distribute available cash from operating surplus for any quarter in the following manner:

•	first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed $.42 for each outstanding common unit, which we refer to as the minimum quarterly distribution; and

•	after that, in the manner described in “— Incentive Distribution Rights” below.

The 2% allocation of available cash from operating surplus to our general partner includes our general partner’s percentage interest in distributions from us and our operating partnership on a combined basis.

Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

•	any net increase in working capital borrowings during that period and

•	any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

and plus:

•	any net decrease in working capital borrowings during that period and

•	any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Operating surplus generated during a period is equal to the difference between:

•	the operating surplus determined at the end of that period and

•	the operating surplus determined at the beginning of that period.

Incentive Distribution Rights.    By “incentive distribution rights” we mean our general partner’s right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner may transfer its incentive distribution rights separately from its general partner interest without the consent of the unitholders.

We make incentive distributions to our general partner for any quarter in which we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution plus amounts necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units. If this condition is satisfied, the remaining available cash will be distributed as follows:

•	first, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $.52 per unit for that quarter;

•	second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $.60 per unit for that quarter; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

The distributions to our general partner that exceed its aggregate 2% general partner interest represent the incentive distribution rights.

In connection with our private placement in July 2007, we amended our partnership agreement to subordinate incentive distributions to the payment of distributions to our common units and general partner as described above in “— Distributions of Available Cash from Operating Surplus.” As currently in effect, after the holders of the incentive distribution rights have received an aggregate of $7.0 million with respect to those rights in any quarter, they will not be entitled to further distributions with respect to those rights until the amount distributable, but for the application of this provision, to the holders of the incentive distribution rights would have been $10.75 million.

Distributions from Capital Surplus.    We distribute available cash from capital surplus in the following manner:

•	first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit; and

•	after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

When we make a distribution from capital surplus, we will treat it as if it were a repayment of your investment in your common units. For these purposes, the partnership agreement deems the investment to be $13.00 per common unit, which is the unit price from our initial public offering, regardless of the price you actually pay for your common units in this offering. To reflect this repayment, we will reduce the amount of the minimum quarterly distribution and the distribution levels at which our general partner’s incentive distribution rights begin, which we refer to in this prospectus as “target distribution levels,” by multiplying each amount by a fraction, determined as follows:

•	the numerator is $13.00 less all distributions from capital surplus including the distribution just made, and

•	the denominator is $13.00 less all distributions from capital surplus excluding the distribution just made.

We refer to the initial public offering price of $13.00 per common unit, less any distributions from capital surplus, as the “unrecovered unit price.”

After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 48% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.    In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

•	the minimum quarterly distribution,

•	the target distribution levels,

•	the unrecovered unit price,

•	the number of common units issuable upon conversion of the subordinated units, and

•	other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

We will not make any adjustment for the issuance of additional common units for cash or property.

We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

•	the minimum quarterly distribution and each of the target distribution levels multiplied by

•	one minus the sum of:

•	the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation, plus

•

any increase in the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, resulting in combined income tax rates of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

Distributions of Cash Upon Liquidation.    When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners’ capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

We maintain capital accounts in order to ensure that the partnership’s allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner’s capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner’s capital account is credited with (increased by) the following items:

•	the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

•	the partner’s share of “book” income and gain (including income and gain exempt from tax).

A partner’s capital account is debited with (reduced by) the following items:

•	the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

•	the partner’s share of loss and deduction (including some items not deductible for tax purposes).

Partners are entitled to liquidating distributions in accordance with their capital account balances.

Upon our liquidation, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered unit price, and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.

•	third, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

•

the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

•	fourth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

•	the excess of the $.60 target distribution per unit over the $.52 target distribution per unit for each quarter of our existence less

•

the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

•	after that, 50% to all units, pro rata, and 50% to our general partner.

Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

•

first, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	after that, 100% to our general partner.

In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner’s capital account balances if we had not made any earlier positive adjustments to the capital accounts.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined that a limited partner participated in the control of our business, then the limited partner could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner. However, what constitutes participating in the control of a limited partnership’s business has not been clearly established in all states. If it were determined, for example, that the right, or exercise of a right, by the limited partners to:

•	remove our general partner,

•	approve some amendments to our partnership agreement, or

•	take other action under our partnership agreement

constituted participation in the control of our business, then limited partners could be held liable for our obligations to the same extent as our general partner.

Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

Our operating partnership currently conducts business in Kansas, Oklahoma, Pennsylvania, Tennessee and Texas. The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

We have agreed to indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and, if one is ever appointed, our liquidator, as specified in our partnership agreement; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver the transfer applications. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

•	the right to assign the common units to a purchaser or other transferee and

•	the right to transfer the right to seek admission as a substituted limited partner.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

•

cash distributions or federal income tax allocations unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and

•	may not receive federal income tax information or reports furnished to record holders of common units.

The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See “— Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests, debt and other securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities and debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in “— No Unitholder Approval” below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments.    No amendment may be made that would:

•

change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

•	change our term;

•	provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a majority of the units of each class; or

•	give any person the right to dissolve us other than our general partner’s right to dissolve us with the approval of holders of a majority of the units of each class.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Unitholder Approval.    Our general partner may amend our partnership agreement, without the approval of the unitholders, to:

•	change our name, the location of our principal place of business, our registered agent or registered office;

•	reflect the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974;

•	authorize additional limited or general partner interests;

•	reflect changes required by a merger agreement that has been approved under the terms of our partnership agreement;

•	permit us to form or invest in any entity, other than the operating partnership, permitted by our partnership agreement;

•	change our fiscal year or taxable year; and

•	make other changes substantially similar to any of the matters described above.

In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if those amendments:

•	do not adversely affect the limited partners in any material respect;

•

are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

•	are necessary for any action taken by our general partner relating to splits or combinations of units; or

•	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.    Except in the case of the amendments described above under “— No Unitholder Approval,” amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Our Assets

Our general partner may not, without the prior approval of holders of a majority of the outstanding units, cause us to sell, exchange or otherwise dispose of all or substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure without that approval. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

The unitholders are not entitled to dissenters’ rights of appraisal in the event of a merger, consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue until December 31, 2098, unless terminated sooner upon:

•	the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding units;

•	the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership;

•	the entry of a decree of judicial dissolution of us; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than the transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the units may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the units subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

we, the reconstituted limited partnership, and the operating partnership would not be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Unless we are reconstituted and continue as a new limited partnership, upon our liquidation a liquidator will be selected to liquidate our assets and apply the proceeds of the liquidation as described in “— Cash Distribution Policy — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days’ written notice. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under “— Transfer of General Partner Interest and Incentive Distribution Rights.” Upon withdrawal, we must reimburse our general partner for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 180 days after that withdrawal the holders of a majority of the units agree in writing to continue our business and to appoint a successor general partner. See “— Termination and Dissolution.”

Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal, our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

Our partnership agreement defines “cause” as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liability arising on or after the date on which the departing general partner becomes a common unitholder as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Transfer of General Partner Interest and Incentive Distribution Rights

Our general partner may transfer all or any part of its general partner interest without obtaining the consent of the unitholders. As a condition to the transfer of a general partner interest, the transferee must assume the rights and duties of the general partner to whose interest it has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner’s interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership.

The members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders.

Our general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under “— Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days’ notice.

The purchase price is the greater of:

•

the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

Except as described above under “— Change of Management Provisions,” unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the same number of units as would be necessary to take the action. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Except as described above under “— Change of Management Provisions,” each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See “— Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner.

We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See “— Meetings; Voting.” We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See “— Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. The partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	other information regarding our affairs that is just and reasonable.

Our general partner intends to keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC which are incorporated into this prospectus by reference.

TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., tax counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not address on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge you to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us.

We have not received, and will not request, a ruling from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Disposition of Common Units — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Ledgewood is of the opinion that at least 90% of our current gross income constitutes qualifying income.

We have not received, and will not seek, a ruling from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Ledgewood that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Ledgewood has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Ledgewood has relied are:

•	Neither we nor our operating partnership or any operating subsidiary has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Ledgewood’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is also of the opinion, based upon and in reliance upon those same representations set forth under “— Partnership Status,” that

•	assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

•

unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

Treatment of Distributions.    Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholder’s tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See “— Limitations on Deductibility of Our Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our “unrealized receivables,” including depreciation recapture, or substantially appreciated

“inventory items,” both as defined in Section 751 of the Internal Revenue Code, known collectively as “Section 751 assets.” To that extent, a unitholder will be treated as having been distributed his or her proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

•	the non-pro rata portion of that distribution over

•	his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.    In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary which caused a corresponding reduction in the amount of taxable income allocable to us. Since these special allocations increased our general partner’s capital account, the distribution it would receive upon our liquidation will be increased and distributions to unitholders would be correspondingly reduced. It is possible that upon liquidation common unitholders will recognize taxable income in excess of liquidation distributions.

Tax Rates.    Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, will impose a 3.8% Medicare tax on certain investment income earned by individuals for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. The tax will be imposed on the lesser of (1) the unitholder’s net income from all of its investments, or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly), $125,000 (if the unitholder is married and filing separately), and $200,000 (for all others).

Alternative Minimum Tax.    Although we do not expect to generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

Basis of Common Units.    A unitholder’s initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses.    The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or your investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” As noted, a unitholder’s share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deductions.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to it to the extent of these distributions. See “— Ratio of

Taxable Income to Distributions.” If we have a net loss for the entire year, the amount of that loss will generally be allocated first to our general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner referred to in this discussion as “contributed property,” and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of this offering. The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value as of the date of this prospectus. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Ledgewood is of the opinion that, with the exception of the issues described in “— Disposition of Common Units — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner’s share of an item of our income, gain, loss or deduction.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and our general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

•	any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

•	all of those distributions would appear to be treated as ordinary income.

Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also “— Disposition of Common Units — Recognition of Gain or Loss.” Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood is unable to opine on the treatment of such short sales.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the accrual method of accounting and the tax year ending December 31 for federal income tax purposes. Each unitholder must include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by our general partner and the unitholders. See “— Tax Treatment of Unitholders — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we acquire or construct is depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See “—Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

Uniformity of Units.    We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the common units by reducing the tax deductions available to a purchaser of units. See “— Disposition of Common Units — Section 754 Election.”

We intend to continue to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See “— Disposition of Common Units — Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See “— Disposition of Common Units — Recognition of Gain or Loss.”

Valuation of Our Properties.    The federal income tax consequences of the ownership and disposition of units depends in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to such adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under “— Disposition of Common Units — Section 754 Election,” attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15% (scheduled to increase to 20% on January 1, 2011). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will not be able to select high or low basis common units to sell, as would be the case with corporate stock, but may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.

A unitholder who owns units at any time during a quarter and who disposes of them before the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components:

•	his or her share of our tax basis in our assets (“common basis”) and

•	his or her Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have), a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), an adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See “— Tax Treatment of Operations — Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property previously contributed to us, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If this contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See “— Tax Treatment of Operations — Uniformity of Units.”

The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

A Section 754 election is advantageous if the transferee’s tax basis in his or her units is higher than the units’ share of the aggregate tax basis of our assets immediately before the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his or her units is lower than the units’ share of the aggregate tax basis of our assets immediately before the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Notification Requirements.    A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Dissolutions and Terminations

Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among our general partner and the unitholders. See “— Tax Consequences of Unit Ownership — Allocation of Income, Gain Loss and Deductions.” We will distribute all cash to our general partner and unitholders in liquidation in accordance with their positive capital account balances. See “Our Partnership Agreement — Cash Distribution Policy — Distributions of Cash on Liquidation” in the accompanying prospectus.

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year might result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. See “— Tax Treatment of Operations — Accounting Method and Taxable Year.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. The American Jobs Creation Act of 2004 generally treats income from the ownership of a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. Accordingly, we anticipate that all of our income will be treated as qualified income to a regulated investment company.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. Under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN in order to obtain credit for the taxes withheld.

Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures.    We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those accounting and reporting positions will yield a result that conforms with the requirements of the Internal Revenue Code, regulations, or administrative interpretations of the IRS. We also cannot assure you that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. The partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Reportable Transactions.    If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. See “Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the Internal Revenue Code:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described below at “Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the current valuation, the penalty imposed increases to 40%.

Registration as a Tax Shelter.    We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned tax shelter registration number 99344000008. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with a new reporting regime. However, IRS Form 8271, as revised after the American Jobs Creation Act, nevertheless requires a unitholder to continue to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder claims any deduction, loss or other benefit, or reports any income, with respect to our common units. The IRS also appears to take the position that a unitholder who sells or transfers our common units after the American Jobs Creation Act must continue to provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We currently own property or do business in Kansas, Oklahoma, Pennsylvania, Tennessee and Texas. Each of these states, except Texas, currently imposes a personal income tax. We may also own property or do business in other states in the future. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “— Tax Consequences of Ownership — Entity-Level Collections.” Based on current law and our anticipated future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether, in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things,

•

the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•

the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because we satisfy the first requirement above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We or selling security holders may sell the securities being offered by this prospectus in four ways:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

If any securities are sold pursuant to this prospectus by any persons other than us, we will, in a prospectus supplement, name the selling security holders, indicate the nature of any relationship such holders have had to us or any of our affiliates during the three years preceding such offering, state the amount of securities of the class owned by such security holder prior to the offering and the amount to be offered for the security holder’s account, and state the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

We or any selling security holder may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act of 1933 and describe any commissions we or any selling security holder must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we and, if applicable, any selling security holder will enter into an underwriting agreement with them at the time of sale to them and we will set forth in the prospectus supplement relating to such offering their names and the terms of our agreement with them.

If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we and, if applicable, any selling security holder will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us and by any selling security holder against some types of civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If we so indicate in the prospectus supplement, we or selling security holders will authorize agents, underwriters or dealers to solicit offers by the types of purchasers specified in the prospectus supplement to purchase offered securities from us or selling security holders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities being offered hereby is being passed upon for us by Ledgewood, P.C.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

10,300,000 Common Units

Preliminary Prospectus Supplement

                    , 2013

Joint Book-Running Managers

Citigroup

BofA Merrill Lynch

Deutsche Bank Securities

J.P. Morgan

Morgan Stanley

Wells Fargo Securities